SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                     FORM

                                    N-8B-2

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                    WHICH ARE CURRENTLY ISSUING SECURITIES


                       PURSUANT TO SECTION 8(B) OF THE

                        INVESTMENT COMPANY ACT OF 1940



                     BMA VARIABLE LIFE ACCOUNT A
    ______________________________________________________________________
                       (NAME OF UNIT INVESTMENT TRUST)


                   I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

     BMA  Variable  Life  Account A ("Separate  Account").
     IRS  Employer  Identification  Number:  N/A



(b)  Furnish  title of each class or series of securities issued by the trust.

     Flexible Premium Adjustable Variable Life Insurance Policy ("Policy").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          Business Men's Assurance Company of America  ("Company")
          BMA Tower
          700 Karnes Boulevard
          Kansas City, MO 64108
          800-423-9398

          IRS  Employer  Identification  Number:  44-0188050
                                                  ----------
3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          Not  Applicable

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The Policy is not currently being distributed. When such distribution commences, Jones and Babson, Inc. will be the "Principal Underwriter."

          Jones & Babson, Inc.
          BMA Tower
          700 Karnes Boulevard
          Kansas City, MO 64108

          IRS  Employer  Identification  Number:  44-0646133
                                                  ----------

5. Furnish name of state or sovereign power, the laws of which govern with respect to the organization of the trust.

          Missouri

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on September 9, 1996. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to received them.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

      Not  Applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

     The  Separate  Account  has  never  been  known  by  any  other  name.

8.          State  the  date  on  which  the  fiscal  year  of the trust ends.

     The  fiscal  year  of  the  Separate  Account  ends  on  December  31.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, altogether immaterial itself, is representative of, or one of, a group which in the aggregate is material.

There are no legal proceedings to which the Separate Account or the Principal Underwriter is a party. The Company is engaged in various kinds of routine litigation, which in its judgment are not of material importance in relation to the total capital and surplus of the Company.


                    II.  GENERAL DESCRIPTION OF THE TRUST
                          AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS.

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a)  Whether  the  securities  are  of  the  registered  or  bearer  type;

The Policy which is to issued is of the registered type insofar as the Policy is personal to the Owner, and the records concerning the Owner are maintained by the Company.

(b)  Whether  the  securities  are  of  the  cumulative  or distributive type;

     The  Policy  is  of  the cumulative type.

(c)  The  rights of security holders with respect to withdrawal or redemption;

     The  Owner  may  make  withdrawals from the Policy for its Cash Surrender
Value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters;

     The Owner may transfer a Policy's Account Value from one Sub-Account to another Sub-Account.

(e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

     Not  Applicable

(f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

     The  underlying  securities of the Separate Account are shares issued by:
Investors Mark Series Fund, Inc., Berger Institutional Products Trust and Conseco Series Trust, together, the Funds.

     The Company will vote the shares held in the Separate Account in accordance with instructions received from persons having a voting interest in the Separate Account. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote shares it owns in the same proportion as it votes shares for which it has received instructions.

(g)  Whether  security  holders  must  be  given  notice  of  any  change  in:

     (1)  the  composition  of  the  assets  of  the  trust;

     Notice  must  be  given  of  any  such  proposed  change.

     (2)  the  terms  and  conditions  of  the securities issued by the trust;

     Notice  must  be  given  of  any  such  proposed  change.

     (3)  the  provisions  of  any  indenture  or  agreement  of  the  trust;

     Notice  must  be  given  of  any  such  proposed  change.

     (4)  the  identity  of  the  depositor,  trustee  or  custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without notice to the Owner.

(h) Whether the consent of the security holders is required in order for action to be taken concerning any change in:

     (1)  the  composition  of  the  assets  of  the  trust;

     Consent of Owners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940. The Company may, however, add additional Sub-Accounts without the consent of Owners. Except as required by federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of Owners without their consent.

     (2)  the  terms  and  conditions  of  the securities issued by the trust;

     No change in the terms and conditions of the Policy can be made without the consent of the Owners except as required by federal or state law or regulation.

     (3)  the  provisions  of  any  indenture  or  agreement  of  the  trust;

     Not  Applicable.

     (4)  the  identity  of  the  depositor,  trustee  or  custodian;

     There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances, require the Owner's consent.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

     In return for the payment of premiums, the Policy provides insurance coverage on the life of the insured.

     The Policy provides for the right to borrow from the Company using the Policy's Cash Value as collateral.

INFORMATION  CONCERNING  THE  SECURITIES  UNDERLYING  THE  TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

The securities held in the Separate Account will be shares of Investors Mark Series Fund, Inc., Berger Institutional Products Trust and Conseco Series Trust, all of which are open-end, management investment companies of the series type.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

(a)  Name  of  company;
Investors Mark Series Fund, Inc., Berger Institutional Products Trust and Conseco Series Trust

(b)  Name  and  principal  business  address  of  depositor;

     Not Applicable.

(c)  Name  and  principal  business  address  of  trustee  or  custodian;

UMB Bank, N.A. and Investors Fiduciary Trust Company are the custodians for Investors Mark Series Fund, Inc.
Their addresses are: 928 Grand Avenue, Kansas City, MO 64141 and 127 West 10th Street, Kansas City, MO 64105, respectively.

Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, MO 64105 is the custodian for Berger Institutional Products Trust.

Bank of New York, 90 Washington Street, 22nd Floor, New York, NY 10826 is the custodian for Conseco Series Trust.

(d)  Name  and  principal  business  address  of  principal  underwriter;

Jones & Babson, Inc. acts as the principal underwriter for Investors Mark Series Fund, Inc.

Berger Distributors, Inc., 210 University Boulevard, Suite 900, Denver, CO 80206 acts as the principal underwriter for Berger Institutional Products Trust.

Conseco Equity Sales, Inc., 11815 N. Pennsylvania Street, Carmel, Indiana 46032 is the principal underwriter for Conseco Series Trust.

(e) The period during which the securities of such company have been the underlying securities.

No  underlying  securities  have  yet  been  acquired by the Separate Account.

INFORMATION  CONCERNING  LOADS,  FEES,  CHARGES  AND  EXPENSES.

13. (a)Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments; (2) underlying securities;
(3)  distributions;  (4)  cumulated or reinvested distributions or income; and
(5) redeemed or liquidated assets of the trust's securities are subject; (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

1.          Principal  Payments

PREMIUM CHARGE. For the first ten years, the Company deducts a charge equal, on an annual basis, to 5.5% of all Premiums. For the eleventh year and after, the charge is 4.0% of all Premiums. This compensates the Company for costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, deferred acquisition costs and administrative costs.

MONTHLY RIDER CHARGE. The Company charges separately for any riders attached to the Policy. The cost of riders for a Policy Month are deducted as part of the Monthly Deduction on each Monthly Anniversary Day.

RISK CHARGE. The Company assesses a Risk Charge which is deducted as part of the Monthly Deduction. The Risk Charge is as follows: for the first ten years, the Company deducts a charge equal, on an annual basis, to .80% of the Accumulation Value in the Separate Account. For the eleventh year and after, the charge is .40%. This compensates the Company for some of the mortality risks and administrative costs under the Policy.

COST  OF  INSURANCE  CHARGE.   Each month the Company deducts a charge for the
cost  of  insurance  which provides the Death Benefit for the following month.

POLICY CHARGE. Every month on the anniversary of the Policy Date, BMA deducts $25 for Policy Year 1 and currently $5 for Policy Years 2 and later (this charge is not guaranteed and may be increased, but it will not exceed $10) as a policy maintenance fee. Under some circumstances, this charge is waived. This compensates the Company for some of the administrative costs incurred.

2.    Underlying  Securities

The Funds are charged management fees by their respective investment adviser and incur operating expenses.

3.    Distributions

Not  Applicable.

4.    Cumulated  or  reinvested  distributions  or  income.

All investment income and other distributions are reinvested in Fund shares at net asset value.

     5.    Redeemed  or  liquidated  assets.

SURRENDER CHARGE. The surrender charge is taken out of the Account Value surrendered during the first ten years which is not part of the Annual Withdrawal Amount. The Surrender Charge depends upon your Specified Amount,
the year of Surrender, issue age, sex and rate class.   The Surrender Charge
for total surrenders is level for the first four Policy Years then grades down linearly each month beginning in the fifth Policy Year and is zero at the end of Policy Year ten.

This compensates the Company for the expenses incurred in distributing the Policy.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

The sales load is assessed as a percentage of premiums paid and as a surrender charge. The sales load is 3.5% of premiums paid during the first ten policy years and 2.0% of premiums paid thereafter. The portion of the surrender charge that does not recover issue and underwriting expenses is assessed as a sales load but only if the policy is surrendered during the first ten policy years. The surrender charge varies by issue age, sex, rate class, policy duration and specified amount.

     The Company may reduce or eliminate the amount of the surrender charge where the Policies are sold under circumstances which reduce its sales expenses. In addition, the surrender charge may be reduced or eliminated when a Policy is issued to an officer, director or employee of the Company or any of its affiliates.

(d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

     Not  Applicable.

(e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     None.

(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13 (d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

     None.

(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not  Applicable

INFORMATION  CONCERNING  THE  OPERATIONS  OF  THE  TRUST.

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

A person desiring to purchase a Policy must complete an application on a form provided by the Company. The Company will underwrite the Policy before it is issued and, if the applicant meets the underwriting standards of the Company, the Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

When a Policy is purchased, the Company will initially invest the premium in the Money Market Portfolio. After 15 days from the Policy Date (or the period required in the Owner's state plus five days), the Company will allocate the Accumulation Value to the Investment Option(s) as requested in the application.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

The Company applies premiums to the purchase of Investment Option shares at their net asset value. Redemption of Investment Option shares may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Any  surrender by an owner may be made by submitting an Authorized
Request to the Company  at  its service center  office.   Upon receipt of such
request, the Company will cancel accumulation units in the Policy and redeem Investment Option shares in sufficient amount to meet any requests.
See Item 10.

(b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company is required to honor surrender requests as described in Items
10(c)  and  17(a).   With  respect  to  the  Separate  Account's  underlying
securities, the Investment Options are required to redeem their shares at net asset value and to make payment therefore within seven business days.

(c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

When  there  is  a  total  withdrawal  from  a  Policy,  it  is  canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All income and other distributable funds of the Separate Account are reinvested in Investment Option shares and are added to the assets of the Separate Account.

(b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not  Applicable.

(c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

     Not  Applicable.

(d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

     No  distributions  have  been  made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

The Company provides confirmations with respect to all premiums received, any transfers between Investment Options, loan transactions, any surrenders, exercise of the free-look privilege and payment of the death benefit under the Policy. The Company also provides each Policy owner with an annual statement which will show the current amount of death benefit payable under the Policy, the current Accumulation Value, the current Cash Surrender Value, current Loans and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the policy year.

The Company has hired GENELCO, Incorporated, 9735 Landmark Parkway Drive, St. Louis, Missouri, to perform certain administrative services regarding the Policies.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments  to  such  indenture  or  agreement;

     Not  Applicable.

(b)  The  extension  or  termination  of  such  indenture  or  agreement;

     Not  Applicable.

(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

     Not  Applicable.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

     The  Separate  Account  has  no  trustees.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

     There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     Policy owners may borrow from the Company using the Policy as the sole security.

(b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

     The  following  items  should  be  covered.

(1) the name of each person who makes such agreements or arrangements with security holders;

          The Company will make a loan to an Owner with the Policy as the sole security.

     (2)  the  rate  of  interest  payable  on  such  loans;

          The interest rate for a Policy loan is approximately equal to 6% per annum.

     (3)  the  period  for  which  loans  may  be  made;

          Loans  can  be  made  while  the  Policy  is  in  force.

     (4)  costs  or  charges  for  default  in  repayment  at  maturity;

          Not  applicable.

     (5)  other  material  provisions  of  the  agreements  or  arrangements;

          A policy loan will result in accumulation units being transferred from the Investment Options to the Loan Account. The Company will pay interest on the Loan Account at an annual rate not less than 4.0%. An outstanding loan reduces the amount of death benefits and Policy values.

(c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not  Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There  is  no  such  provision  or  agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

The Company maintains a Financial Institution Bond in the amount of $1.5 million and an Excess Bond in the amount of $1 million.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

The Owner may assign the Policy. The Owner may change owners during the life time of the Insured while the Policy is in force.

                 III.  ORGANIZATION, PERSONNEL AND AFFILIATED
                             PERSONS OF DEPOSITOR

ORGANIZATION  AND  OPERATIONS  OF  DEPOSITOR.

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

The Company was incorporated in Missouri in 1909 as a stock life insurance company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

     Not  Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     See  Item  13(a).

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

The Company conducts a life insurance business in the District of Columbia, Puerto Rico and all states except New York. It acts as the depositor of BMA Variable Life Account A and Investors Mark Series Fund, Inc. The portfolios of Investors Mark Series Fund, Inc. represent some of the Investment Options under the Policies.

OFFICIALS  AND  AFFILIATED  PERSONS  OF  DEPOSITOR.

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

     See  Item  29.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

     The  directors  and  executive  officers of the Company are listed below:

Name and Principal                            Positions and Offices with Depositor and
Business Address *                            Business Experience for the Past Five Years
------------------                            -------------------------------------------
Giorgio Balzer                                Director, Chairman of the Board and
                                              Chief Executive Officer of BMA; U.S.
                                              Representative - Generali - US Branch.


Robert Thomas Rakich                          Director, President and Chief Operating
                                              Officer of BMA from 1995 to present; President
                                              and Chief Executive Officer, Laurentian Capital
                                              Corp., 1988 to October, 1995.


Dennis Keith Cisler                           Senior Vice President - Information
                                              Systems of BMA from 1991 - present.

David Lee Higley                              Senior Vice President and Chief Financial
                                              Officer of BMA from 1989 - present.

Stephen Stanley Soden                         Senior Vice President - Financial Group from
                                              1994 to present; President & Executive Vice
                                              President from 1985 to 1996, BMA Financial
                                              Services, Inc.


Michael Kent Deardorff                        Vice President - BMA Financial Group
                                              Marketing from 1996 - present; Vice
                                              President Annuity from 1994 to 1996;
                                              Vice President - Advance Markets from
                                              1990 to 1994.

James Evan Kilmer                             Vice President of BMA - Taxes.

Edward Scott Ritter                           Senior Vice President - Corporate Development
                                              of BMA from 1998 to present; Vice President
                                              from 1990 to 1998.

David Allen Gates                             Vice President and General Counsel of BMA
                                              from 1998 to present; Regulatory Affairs
                                              Vice President from 1991 to 1998.

Martin Jefferson Fuller                       Senior Vice President - Insurance Distribution
                                              of BMA from 1996 to present; Vice President-
                                              Sales Employee Benefits Division from 1993
                                              to 1996.

Robert Noel Sawyer                            Senior Vice President and Chief Investment
                                              Officer of BMA from 1990 to present.

Vernon Wirt Voorhees II                       Director, Senior Vice President - Corporate
                                              Services and Secretary of BMA since 1995.

Margaret Mary Heidkamp                        Vice President - Operations, Variable and
                                              Accumulation Products of BMA from 1998 to
                                              present; Vice President, Management
                                              Services from 1986 to 1998.

Jay Brian Kinnamon                            Vice President and Corporate Actuary of BMA
                                              from 1991 to present.

Susan Annette Sweeney                         Vice President - Treasurer & Controller of BMA
                                              from 1995 to present; Chief Financial
                                              Officer - Dean Machinery 1995; Manager of
                                              Finance - Jackson County, Missouri from
                                              1991 to 1995.

Gerald Wayne Selig                            Vice President and Actuary - Accumulation
                                              Products of BMA from 1998 to present; Actuary-
                                              Accumulation Products from 1996 to 1998;
                                              Actuary - Qualified Plan Services from
                                              1989 to 1996.

Thomas Morton Bloch                           Director of BMA since 1993; Teacher, St.
                                              Francis Xavier School from August 1995 to
                                              present; President and Chief Executive Officer
                                              -H & R Block, Inc. until 1995.

Gianguido Castagno                            Director of BMA since 1990; Vice President-Head
                                              of Valuations Department-Assicurazioni Generali,
                                              S.p.A., Trieste, Italy; Vice President-Head of
                                              Corporate Operations Control Department
                                              to December 1997 - Assicurazioni Generali.

William Thomas Grant II                       Director of BMA since 1990; President and
                                              Chief Executive Officer, Chairman of the Board
                                              -Labone, from 1997 to present; Chairman and
                                              Chief Executive Officer Seafield Capital
                                              Corporation from 1993 to 1997.

Donald Joyce Hall, Jr.                        Director of BMA since 1990; Hallmark Vice
                                              President-Creative - Hallmark Cards, Inc.;
                                              Hallmark Vice President - Product Development
                                              -Hallmark; Hallmark Vice President - Creative
                                              -Hallmark; General Manager - Keepsakes -
                                              Hallmark; Executive Assistant to Executive
                                              Vice President-Hallmark; Director, Specialty
                                              Store Development-Hallmark.

Allan Drue Jennings                           Director of BMA since 1990; Chairman of the
                                              Board, President and Chief Executive Officer -
                                              Kansas City Power & Light Company.

David Woods Kemper                            Director of BMA since 1991; Chairman of the
                                              Board, President and Chief Executive officer -
                                              Commerce Bancshares, Inc.

Giorgio Liveris                               Director of BMA since 1990; Head of Life
                                              Branch-Assicurazioni Generali, S.p.A.,
                                              Trieste, Italy.

John Kessander Lundberg                       Director of BMA since 1990; Retired.

John Pierre Mascotte                          Director of BMA since 1990; President and
                                              Chief Executive Officer - Blue Cross Blue
                                              Shield of Kansas City, Chairman -Johnson &
                                              Higgins of Missouri, Inc.; Chairman and Chief
                                              Executive Officer - The Continental
                                              Corporation.

Giovanni Perissinotto                         Director of BMA since 1990; Manager of the
                                              Accounting and Investment Department -
                                              Assicurazioni Generali, S.p.A., Trieste,
                                              Italy; General Manager - Assicurazioni
                                              Generali - 1997; Deputy General Manager,
                                              Assicurazioni Generali - 1996; Manager
                                              of the Accounting and Investment Department -
                                              Assicurazioni Generali - 1995; Joint
                                              Manager of the Accounting and Investment
                                              Department - Assicurazioni Generali - 1993.

* Principal Business Address is BMA Tower, 700 Karnes Blvd., Kansas City, MO 64108-3306

COMPANIES  OWNING  SECURITIES  OF  DEPOSITOR.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

The Company is a wholly owned subsidiary of Assicurazioni Generali S.p.A., Pirezione Centrale e Sede Legale: Piazza Duca degli Abruzzi, 2-34132 Trieste.


CONTROLLING  PERSONS.

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None.

COMPENSATION  OF  OFFICERS  AND  DIRECTORS  OF  DEPOSITOR:

     COMPENSATION  OF  OFFICERS  OF  DEPOSITOR.

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

(c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not Applicable. As of the date hereof, the Separate Account had not yet commenced operations.

     COMPENSATION  OF  DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

(a)  The  aggregate  direct  remuneration  to  directors;

     Not  Applicable.    See  Item  31.

(b)  Indirectly  through  subsidiaries  to  directors.

     Not  Applicable.    See  Item  31.


     COMPENSATION  TO  EMPLOYEES.

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not  Applicable.    See  Item  31.

(b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those person covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

     Not  Applicable.    See  Item  31.

     COMPENSATION  TO  OTHER  PERSONS.

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

     Not  Applicable.    See  Item  31.


                IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION  OF  SECURITIES.

35. Furnish the names of the States in which sales of the trust's securities: (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

No sales of the Policy have been made or are currently being made. It is presently proposed to sell the Policy in the states where the Company is licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not  Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded: (1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

     Not  Applicable.

(b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation; (3) brief statement of reason given for revocation.

     Not  Applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

     The Policy issued by the Separate Account will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of a broker-dealer registered under the Securities Exchange Act of 1934 which is a member of the National Association of Securities Dealers, Inc.

(b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     The Company intends to execute an agreement with the Principal Underwriter whereby it will distribute the Policy by executing selling agreements with other broker-dealers. The agreement will be effective on the date executed and will remain effective until terminated by either party upon sixty (60) days notice, and may not be assigned.

(c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     See  Exhibit  A(3)(c).

INFORMATION  CONCERNING  PRINCIPAL  UNDERWRITER.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

     Jones & Babson, Inc. is a corporation organized under the laws of Missouri on February 23, 1959.

(b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

     Jones & Babson, Inc. is a member of the National Association of Securities Dealers, Inc.

40. a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     Not  Applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     Not  Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     Jones & Babson, Inc. also acts as the principal underwriter of variable annuity contracts issued by the Company. Jones & Babson, Inc. also acts as the principal underwriter for David L. Babson Growth Fund, Inc., D.L. Babson Money Market Fund, Inc., D.L. Babson Tax-Free Income Fund, Inc., Babson Enterprise Fund, Inc., Babson Enterprise Fund II, Inc., Babson ValueFund, Inc., Shadow Stock Fund, Inc., D.L. Babson Bond Trust, Scout Stock Fund, Inc., Scout Bond Fund, Inc., Scout Money Market Fund, Inc., Scout Tax-Free Money Market Fund, Inc., Scout Regional Fund, Inc., Scout WorldWide Fund, Inc., Scout Balanced Fund, Inc., Buffalo Balanced Fund, Inc., Buffalo Equity Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo USA Global Fund, Inc. and AFBA Five Star Fund, Inc.

(b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not  Applicable.

(c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not  Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors, or partners of such underwriter.

     Not  Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     None.

OFFERING  PRICE  OR  ACQUISITION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

     Accumulation Values allocated to the Separate Account are invested at net asset value in the Investment Options in accordance with the selection made by the owner.

     Accumulation Values will fluctuate in accordance with investment results of the Investment Options selected. In order to determine how these fluctuations affect Accumulation Value, accumulation units are used. Every business day the Company determines the value of an accumulation unit for each of the Investment Options. The value of an accumulation unit for any given business day is determined by multiplying a factor referred to as the net investment factor times the value of an Accumulation unit for the previous business day. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Option share.

(b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

     Not  Applicable.

(c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     Not  Applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

     Not  Applicable.

REDEMPTION  VALUATION  OF  SECURITIES  OF  THE  TRUST.

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (1) the source of quotations used to determine the value of portfolio securities;

     The  Custodians  for  the  underlying  series Funds.

     (2)  whether  opening,  closing  bid,  asked  or any other price is used;

     Net  asset  value  is  used.

     (3)  whether  price  is  as  of  the day of sale or as of any other time;

     As  of  the  next  computed  price.

     (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

     See  item  13(a).

     (5) other items which registrant deducts from the net asset value in computing redemption value of its securities; and

     See  item  13(a).

     (6)  whether  adjustments  are  made  for  fractions.

     Not  applicable.


(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

     Not  applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

The Company will maintain a position in Investment Option shares by purchasing Investment Option shares at net asset value in connection with premiums allocated to the Separate Account in accordance with instructions from the Owners and to redeem Investment Option shares at net asset value for the purposes of making Policy obligations, or making adjustments in the reserves held in the Separate Account. There are no procedures for the purchase of underlying securities or interests therein from Owners who exercise surrender rights in that Owners have no direct interest therein.


                    V. INFORMATION CONCERNING THE TRUSTEE
                                 OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a)  Name  and  principal  business  address;

     None.

(b)  Form  of  organization;

     Not  Applicable.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized;

     Not  Applicable.

(d)  Name  of  governmental  supervising  or  examining  authority.

     Not  Applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not  Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Not  Applicable.


                 VI. INFORMATION CONCERNING THE INSURANCE OF
                            HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance holders of securities:

(a)  The  name  and  address  of  the  insurance  company;

        Business Men's Assurance Company of America
        BMA Tower
        700 Karnes Boulevard
        Kansas City, MO 64108

(b)  The  types  of  policies  and  whether  individual  or  group  policies;

     The Policy is a flexible premium adjustable variable life insurance policy.

(c)  The  types  of  risks  insured  and  excluded;

The Policy provides for a death benefit upon the death of the Insured. Under some circumstances, a portion of the death benefit will be paid out if the Insured is terminally ill. The death benefit is the only insurance benefit offered.

(d)  The  coverage  of  the  policies;

While the Policy remains in force, it provides for a death benefit on the life of the Primary Insured.

(e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

     The  Owner  designates one or more persons to be the beneficiaries of the
death  benefit.    There  are  no  limitations  on  the  use  of the proceeds.

(f)  The  terms  and  manner  of  cancellation  and  of  reinstatement;

     The Policy will terminate if (1) the Owner makes a total surrender of the Policy, (2) the grace period has ended, or (3) the Insured has died. The Policy can be reinstated if the Owner did not make a total surrender and of the Insured is still alive within five years after the end of the grace period. To reinstate the Policy, the Insured must provide evidence of insurability and either repay any outstanding loan and accrued interest or reinstate the loan plus interest. The Owner must make a payment of all past due premiums.

(g) The method of determining the amount of premiums to be paid by holders of securities;

     See Item 13(a) for information on the types of charges and methods of assessing them.

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

     Not  Applicable.

(i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

     The Company may from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expenses.

(j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

     Not  Applicable.


                          VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

     The Company will not substitute another security for the underlying securities of the trust unless the Securities and Exchange Commission shall have approved such substitution.

(b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

     Not  Applicable.

(c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of another investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

     Not  Applicable.

(d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

REGULATED  INVESTMENT  COMPANY.

53.          (a)  State  the  taxable  status  of  the  trust.

     The Company is taxed as a life insurance company under the Internal Revenue Code. Since the Separate Account is not a separate entity from the
Company and its operations form a part of the company, it will not be taxed separately as a "regulated investment company" under the Subchapter M of the Code.

(b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

     Not  Applicable.


                 VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not  Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

     Not  Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not  Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not  Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not  Applicable.

59.    Financial  statements:

Financial  Statements  of  the  Trust

   The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense.

Financial Statements of the Depositor

    The financial statements of the Company will be filed by amendment.


                                 IX. EXHIBITS

A. (1) Resolution of Board of directors of the Company authorizing the Separate Account.

(2)  None.

(3)  (a)  Principal  Underwriter's  Agreement

     (b)  Agents  Agreement (to be filed by amendment)

     (c) Schedules of sales commissions referred to in Item 38(c) (to be filed by amendment)

(4)       None

(5)       Flexible Premium Adjustable Variable Life  Insurance  Policy

(6)  (a)  Articles  of  Incorporation  of  the  Company
     (b)  Bylaws  of  the  Company

(7)  Not  Applicable

     (8)  Not  Applicable

(9)  None

(10)  Form  of  application (to be filed by amendment)

B.          Furnish  copies  of  each  of  the  following:

     (1)  Not  Applicable

     (2)  Not  Applicable

C.          Not  Applicable

                                  SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Kansas City and State of Missouri on the 11th day of May, 1998.

[SEAL]

                         BMA  VARIABLE  LIFE  ACCOUNT A

                         By: BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                              __________________________________________


                         By:    /S/ DAVID A. GATES
                               ______________________________



                         BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                         By:    /S/ MICHAEL K. DEARDORFF
                               ______________________________




Attest: /S/ PEGGY HEIDKAMP
       ______________________
          (Name)

        Vice President
      ________________________
          (Title)



                              INDEX TO EXHIBITS

EX-99.A.(1)     Resolution of Board of Directors

EX-99.A.(3)     Principal Underwriter's Agreement

EX-99.A.(5)     Variable Life Insurance Policy

EX-99.A.(6)(a)  Articles of Incorporation

EX-99.A.(6)(b)  Bylaws